SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 23, 2007
Commission File Number: 1-31253
PENGROWTH ENERGY TRUST
2900, 240 — 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                                                Form 40-F      ✓
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
Yes                                                No      ✓
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     See the Exhibit Index to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 23, 2007	By:	/s/ Charles V. Selby
		Name:	Charles V. Selby
		Title:	Vice President and Corporate Secretary

FORM 6-K EXHIBIT INDEX

Exhibit No.
99.1	2007 U.S. Note Purchase Agreement, dated as of July 26, 2007.

99.2	Fifth Amended and Restated Credit Agreement, dated June 15, 2007.

99.3	First Amending Agreement to the Fourth Amended and Restated Credit Agreement, dated October 2, 2006.

99.4	Fourth Amended and Restated Credit Agreement, dated June 16, 2006.

99.5	Bridge Credit Agreement, dated January 22, 2007.

99.6	Share Purchase Agreement, dated November 28, 2006.

99.7	Notice of Extension to Term to Purchase 6.5% Convertible Debentures, dated December 1, 2006.

99.8	Notice of Change of Control, Offer to Purchase 6.5% Convertible Debentures and Issuer Bid Circular, dated November 1, 2006.

99.9	2003 U.S. Note Purchase Agreement, dated as of April 23, 2003.

99.10	2005 U.K. Note Purchase Agreement dated of as December 1, 2005.

99.11	Amended and Restated Royalty Indenture, dated as of July 27, 2006.

99.12	Trust Indenture relating to the issue of Debentures, dated as of July 28, 2005.

99.13	First Supplemental Trust Indenture relating to the issue of Debentures, dated October 2, 2006.